SHEARMAN & STERLING LLP

07026628

File No. 82-35099

September 6, 2007

SUPPL

BY HAND

Mr. Paul Dudek
Chief of the Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Cyrela Commercial Properties S.A. Empreendimentos e Participações
Amendment to Rule 12g3-2(b) Application under the Securities Exchange Act of 1934

Dear Mr. Dudek:

On behalf of our client, Cyrela Commercial Properties S.A. Empreendimentos e Participações (the "Company"), we are furnishing this letter to the Securities and Exchange Commission (the "SEC") in order to amend the application of the Company (File No. 82-35099) (the "Rule 12g3-2(b) Application") for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by paragraph (b) of Rule 12g3-2 thereunder (the "Rule").

The Company is a foreign private issuer that, upon application to the SEC and not after filing a Form 15F, has obtained an exemption from Section 12(g) of the Exchange Act afforded by paragraph (b) of the Rule.

Pursuant to paragraph (f) of the Rule, the Company hereby amends the application to provide to the SEC the address of its Internet Web site on which it may publish information required by paragraph (b)(1)(iii) of the Rule (collectively, the "Home Country Disclosure Documents"). The address of the Company's Internet Web site is:

http://www.ccpsa.com.br/ir ["English" tab]

PROCESSED
SEP 21 2007
THOMSON FINANCIAL

The Company confirms that, if it publishes any Home Country Disclosure Documents on its Internet Web site, it will comply with the English translation requirements provided in the Rule.

Thank you for your attention to this amendment to the Rule 12g3-2(b) Application. If any member of the SEC's staff has any questions or comments concerning this amendment, please feel free to contact the undersigned at (212) 848-4887 or Patricia da Silva Adamuz at (55-11) 3702-2248. Kindly acknowledge receipt of the foregoing and enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Jonathan E. Kellner

Jonathan E. Kellner

cc: Dani Ajbeszyc (Cyrela Commercial Properties S.A. Empreendimentos e Participações)

END